May 27, 2005

Room 4561


Jeffrey C. Smith, Esq.
General Counsel
Worldspan, LP and WS Financing Corp.
300 Galleria Parkway, N.W.
Atlanta, Georgia 30339

Re:  	Worldspan, LP and WS Financing Corp.
	Registration Statement on Form S-4
      Filed April 29, 2005
      File No. 333-124508

      Form 10-K Annual Report for the Year Ended December 31, 2004 Filed on March 29, 2005
      Form 10-Q for March 31, 2005
      Filed on May 16, 2005
      File No. 333-109064


Dear Mr. Smith:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You submitted a request for confidential treatment filed on March
29, 2005 for some of the information contained in the exhibits to your Form 10-K annual report filed on March 28, 2005. We are reviewing this confidential treatment request and will promptly provide comments, if any, concerning the request for confidential treatment in a separate letter. You will need to resolve all comments on this confidential treatment request before the desired effective date for the registration statement.

Registration Statement on Form S-4 filed on April 29, 2005

Risk Factors
Risk Factors Relating to Our Company, page 24
2. Please revise the forepart of this section of your S-4 registration statement to provide risk factor disclosure specifically detailing the underlying facts and risks to investors of the "certain deficiencies identified in the fourth quarter of 2004" in your internal controls over financial reporting and the "insufficient resources in your finance department, resulting in a number of audit adjustments."

Signatures, pages II-11-II-15
3. We note each set of signature pages for Worldspan, L.P., WS Financing Corp. and the Worldspan, LLCs refer to the same corporate executive officers and directors. Please revise the appropriate signature pages to indicate clearly the positions held with the applicable registrant in which each signing person acts. Clarify the identities of the principal executive and principal financial officer for each entity as well as the capacity in which the corporate general partner of Worldspan, L.P. and the corporate managing member of the Worldspan LLCs are signing. Further, revise to include the signatures of a majority of the boards of Worldspan, L.P.`s corporate general partner and the Worldspan LLCs` corporate managing member. For guidance, refer to Instruction 1. of the Signatures section of Form S-4.

Exhibit 5.1 Opinion of Counsel
4. We note you have not yet filed your opinion of counsel. Please note we will need appropriate time to review the opinions once filed and may have further comment.

Form 10-K, Annual Report for the Year ended December 31, 2004, filed on March 16, 2005

Item 9A. Controls and Procedures, page 96
5. Your present disclosure controls and procedures disclosure is unclear. We note you describe "certain deficiencies," including: a lack of completeness of the transfer of information between your processing and billing systems, insufficient resources in your finance department, high turnover and the loss of your CFO.
Please
describe these deficiencies more specifically, e.g. what transfer problems, what resources, etc., and clarify whether you have
described all significant deficiencies.   Explain more
specifically
what your auditors adjusted regarding their audit and the material impact of these changes. Discuss whether these deficiencies are material on an individual basis or only in the aggregate and why. It is unclear what specific steps you have taken in the remediation and the corrective control process. Describe the specific measures you have taken to correct these deficiencies and where you are in this process of remediation. Lastly, please describe the basis on which your management concluded at a reasonable assurance level that your disclosure controls and procedures are effective notwithstanding the multiple deficiencies and the audit adjustments. We may have further comments.
For guidance concerning the internal controls issues, you may consult
Management`s Report on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports -- Frequently Asked Questions (revised October 6, 2004) and the Division of Corporation Finance and Office of Chief Accountant: Staff Statement on Management`s Report on Internal Control Over Financial
Reporting (May 16, 2005).

Form 10-Q for the Quarter Ended March 31, 2005

Item 4. Controls and Procedures, page 31
6. Please review your Form 10-Q disclosure in light of the preceding comment.

*  *  *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please contact Neil Miller at
(202)
551-3442.  If you need additional assistance you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.



							Sincerely,


							Mark P. Shuman
							Branch Chief - Legal



cc:  	G. Daniel O`Donnell, Esq. (via facsimile)
	R. Craig Smith, Esq.
	Dechert LLP
	4000 Bell Atlantic Tower
	1717 Arch Street
	Philadelphia, Pennsylvania 19103
	Telecopier No. (215) 994-2222


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Worldspan, LP
May 27, 2005
Page 1